CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,000,000	$116.10

Pricing supplement no. 1470 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 206-A-I dated March 4, 2011	Registration Statement No. 333-155535 Dated July 27, 2011 Rule 424(b)(2)

Structured Investments	$1,000,000 Notes Linked to the Dow Jones-UBS Commodity IndexSM due February 1, 2019

General

  The notes are designed for investors who seek exposure to any appreciation of the Dow Jones-UBS Commodity IndexSM from and including the pricing date to and including the Observation Date. Investors should be willing to forgo interest payments, while seeking payment of your principal in full at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The notes are not futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, which is set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.
  Investing in the notes is not equivalent to investing in the Dow Jones-UBS Commodity IndexSM or any of the commodity futures contracts underlying the Dow Jones-UBS Commodity IndexSM.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 1, 2019*
  Minimum denominations of $1,000 and integral multiples thereof
  The notes priced on July 27, 2011 and are expected to settle on or about August 1, 2011.

Key Terms

Index:

The Dow Jones-UBS Commodity IndexSM (the “Index”). The official weekday closing level of the Dow Jones-UBS Commodity IndexSM is published each trading day under the Bloomberg ticker symbol “DJUBS.” For more information on the Index, please see “Selected Purchase Considerations — Return Linked to the Dow Jones-UBS Commodity IndexSM” in this pricing supplement.

Payment at Maturity†:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount†, which may be zero.

You are entitled to repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.

Additional Amount†:	The Additional Amount† per $1,000 principal amount note paid at maturity will equal $1,000 × the Index Return × the Participation Rate, provided that the Additional Amount† will not be less than zero.
Participation Rate:	100%
Index Return:	Ending Index Level – Strike Value Strike Value
Strike Value:	165.0295, which is equal to the Index Closing Level on the pricing date
Ending Index Level:	The Index Closing Level on the Observation Date
Observation Date*:	January 29, 2019
Maturity Date*:	February 1, 2019
CUSIP:	48125XC20
†

Subject to early determination of the Additional Amount in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — A. Early Determination of the Additional Amount” in the accompanying product supplement no. 206-A-I and in “Selected Risk Considerations — We May Determine the Additional Amount on Your Notes Early If a Commodity Hedging Disruption Event Occurs” in this pricing supplement

*

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — C. Notes linked to a single Index” in the accompanying product supplement no. 206-A-I

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 206-A-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$33.30	$966.70

Total	$1,000,000	$33,300	$966,700

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $33.30 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of $20.00 per $1,000 principal amount note. The concessions of $20.00 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 206-A-I and “Supplemental Plan of Distribution” on the last page of this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

July 27, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 206-A-I dated March 4, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 27, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 206-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 206-A-I dated March 4, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001577/e42537_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(1)

the Observation Date is subject to postponement as described under “Description of Notes — Postponement of a Determination Date — C. Notes linked to a single Index” in the accompanying product supplement no. 206-A-I; and

(2)

the consequences of a commodity hedging disruption event are described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — A. Early Determination of the Additional Amount.”

Selected Purchase Considerations

  POTENTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 × the Index Return × the Participation Rate of 100%, provided that this payment (the Additional Amount) will not be less than zero.
  RETURN LINKED TO THE DOW JONES-UBS COMMODITY INDEXSM — The return on the notes is linked solely to the Dow Jones-UBS Commodity IndexSM, which is calculated, maintained and published daily by UBS Securities LLC and CME Group Index Services LLC. The Dow Jones-UBS Commodity IndexSM is composed of exchange-traded futures contracts on physical commodities and is designed to be a highly liquid and diversified benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, which is the relative amount of trading activity of a particular commodity. See “The DJ-UBS Commodity Indices” in the accompanying product supplement no. 206-A-I.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 206-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments,” as described in the section entitled “Certain U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness that Have a Term of More than One Year—Notes Treated as Contingent Payment Debt Instruments” in the accompanying product supplement. You generally will be required to accrue taxable interest income in each year at a rate equal to our comparable yield, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, any amount received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules may apply if the Additional Amount is determined prior to the Observation Date as a result of a commodity hedging disruption event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

JPMorgan Structured Investments —	PS-1
Notes Linked to the Dow Jones-UBS Commodity IndexSM

The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 3.74%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1,320.41. Assuming a semiannual accrual period, the following table sets out the amount of OID that will accrue with respect to a note during each calendar year, based upon our determination of the comparable yield and the projected payment schedule:
Calendar Period	Accrued OID During Calendar Period (Per $1,000 Note)	Total Accrued OID from Issue Date (Per $1,000 Note) as of End of Calendar Period
August 1, 2011 through December 31, 2011	$15.48	$15.48
January 1, 2012 through December 31, 2012	$38.33	$53.81
January 1, 2013 through December 31, 2013	$39.78	$93.59
January 1, 2014 through December 31, 2014	$41.28	$134.87
January 1, 2015 through December 31, 2015	$42.84	$177.71
January 1, 2016 through December 31, 2016	$44.45	$222.16
January 1, 2017 through December 31, 2017	$46.13	$268.29
January 1, 2018 through December 31, 2018	$47.88	$316.17
January 1, 2019 through February 1, 2019	$4.24	$320.41

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the Additional Amount, if any, that we will pay on the notes. The amount you actually receive at maturity or earlier sale or exchange of your notes will affect your income for that year, as described above under “Taxed as Contingent Payment Debt Instruments.”

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 206-A-I dated March 4, 2011.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Index or the commodity futures contracts included in the Index. If the Ending Index Level does not exceed the Strike Value, the Additional Amount will be zero. This will be true even if the level of the Index was higher than the Strike Value at some time during the term of the notes but falls below the Strike Value on the Observation Date.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or our affiliates’ could result in substantial returns for us or our affiliates while the value of the notes declines.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.
  This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic Factors Will Affect the Value of the Notes” below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

JPMorgan Structured Investments —	PS-2
Notes Linked to the Dow Jones-UBS Commodity IndexSM

  PRICES OF COMMODITY FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX — Market prices of the commodity futures contracts included in the Index tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodities underlying the commodity futures contracts included in the Index. See “The Market Prices of the Commodities Underlying the Futures Contracts Included in the Index Will Affect the Value of the Notes” below. The prices of commodity futures contracts are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.
  WE MAY DETERMINE THE ADDITIONAL AMOUNT ON YOUR NOTES EARLY IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, cause the calculation agent to determine the Additional Amount payable on the notes early, on the date on which the calculation agent determines that a commodity hedging disruption event has occurred, which may be significantly earlier than the scheduled Observation Date. Under these circumstances, the Additional Amount will be determined in good faith and in a commercially reasonable manner by the calculation agent and will be equal to the forward price of the embedded option representing the Additional Amount payable on the notes at maturity. If the Additional Amount for the notes is determined early as the result of a commodity hedging disruption event, the amount due and payable on the notes will be due and payable only at maturity and the amount you receive at maturity will not reflect any further appreciation of the Index after such early determination. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — A. Early Determination of the Additional Amount” in the accompanying product supplement no. 206-A-I for more information.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the level of the Index. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission is drafting regulations that will affect market participants’ position limits in certain commodity-based futures contracts, such as futures contracts on certain agricultural commodities, energy commodities and metals. These proposed regulations, when final and implemented, may reduce liquidity in the exchange-traded market for such commodity-based futures contracts. Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, cause the calculation agent to determine the Additional Amount payable on the notes early. See “We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” above.
  THE MARKET PRICES OF THE COMMODITIES UNDERLYING THE FUTURES CONTRACTS INCLUDED IN THE INDEX WILL AFFECT THE VALUE OF THE NOTES — The prices of the commodities upon which the futures contracts that compose the Index are based are affected by numerous factors, including: changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, wars and acts of terror, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, general weather conditions, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors, some of which are specific to the market for each such commodity, may cause the value of the different commodities upon which the futures contracts that compose the Index are based, as well as the futures contracts themselves, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Index. It is not possible to predict the aggregate effect of all or any combination of these factors.
  A DECISION BY AN EXCHANGE ON WHICH THE FUTURES CONTRACTS UNDERLYING THE INDEX ARE TRADED TO INCREASE MARGIN REQUIREMENTS MAY AFFECT THE LEVEL OF THE INDEX — If an exchange on which the futures contract underlying the Index are traded increases the amount of collateral required to be posted to hold positions in such futures contracts (i.e., the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the level of the Index to decline significantly.
  THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES — The notes are linked to the Index, which tracks commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the

JPMorgan Structured Investments —	PS-3
Notes Linked to the Dow Jones-UBS Commodity IndexSM

  spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.
  OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITIES OR COMMODITY FUTURES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually purchased the futures contracts composing the Index, the commodities upon which the futures contracts that compose the Index are based, or other exchange-traded or over-the-counter instruments based on the Index. You will not have any rights that holders of such assets or instruments have.
  HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES — The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “contango,” where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a negative “roll yield.” Contango could adversely affect the level of the Index and thus the value of notes linked to the Index. The futures contracts underlying the Index have historically been in contango.
  SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE INDEX, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.
  THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX AND NOT A TOTAL RETURN INDEX — The notes are linked to an excess return index and not a total return index. An excess return index, such as the Index, reflects the returns that are potentially available through an unleveraged investment in the contracts composing such index. By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the actual and expected volatility of the Index and the underlying futures contracts;
    the time to maturity of the notes;
    the market price of the physical commodities upon which the futures contracts underlying the Index are based;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	PS-4
Notes Linked to the Dow Jones-UBS Commodity IndexSM

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Index Return from -80% to +80% and reflect the Participation Rate of 100% and a Strike Value of 160. The following results are based solely on the hypothetical examples cited and assume that a commodity hedging disruption event has not occurred during the term of the notes. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return × Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity

288.00	80.00%	80.00%	$800.00	+	$1,000.00	=	$1,800.00
272.00	70.00%	70.00%	$700.00	+	$1,000.00	=	$1,700.00
256.00	60.00%	60.00%	$600.00	+	$1,000.00	=	$1,600.00
240.00	50.00%	50.00%	$500.00	+	$1,000.00	=	$1,500.00
224.00	40.00%	40.00%	$400.00	+	$1,000.00	=	$1,400.00
208.00	30.00%	30.00%	$300.00	+	$1,000.00	=	$1,300.00
192.00	20.00%	20.00%	$200.00	+	$1,000.00	=	$1,200.00
184.00	15.00%	15.00%	$150.00	+	$1,000.00	=	$1,150.00
176.00	10.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
168.00	5.00%	5.00%	$50.00	+	$1,000.00	=	$1,050.00
160.00	0.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
152.00	-5.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
144.00	-10.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
136.00	-15.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
128.00	-20.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
112.00	-30.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
96.00	-40.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
80.00	-50.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
64.00	-60.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
48.00	-70.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
32.00	-80.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Strike Value of 160 to an Ending Index Level of 192. Because the Ending Index Level of 192 is greater than the Strike Value of 160, the Additional Amount is equal to $200 and the payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × [(192 – 160) / 160] × 100%) = $1,200

Example 2: The level of the Index decreases from the Strike Value of 160 to an Ending Index Level of 136. Because the Ending Index Level of 136 is lower than the Strike Value of 160, the payment at maturity per $1,000 principal amount note is the principal amount of $1,000.

Example 3: The level of the Index neither increases nor decreases from the Strike Value of 160. Because the Ending Index Level of 160 is equal to the Strike Value of 160, the payment at maturity is equal to $1,000 per $1,000 principal amount note.

These payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments —	PS-5
Notes Linked to the Dow Jones-UBS Commodity IndexSM

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index Closing Levels from January 6, 2006 through July 22, 2011. The Index Closing Level on July 27, 2011 was 165.0295. We obtained the Index Closing Levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the Pricing Date or the Observation Date. We can not give you assurance that the performance of the Index will result in any positive return on your initial investment at maturity.

Supplemental Use of Proceeds

For purposes of the notes offered by this pricing supplement, the second paragraph under “Use of Proceeds” in the accompanying product supplement no. 206-A-I is deemed to be replaced by the following paragraph: “The commission to JPMS includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.”

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

JPMorgan Structured Investments —	PS-6
Notes Linked to the Dow Jones-UBS Commodity IndexSM